

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Via E-mail

Mr. Jose G. Ibarra, Senior Vice President-Finance, Chief Financial Officer
R.G. Barry Corporation
13405 Yarmouth Road, N.W.
Pickerington, Ohio 43147

> **Re:** **R.G. Barry Corporation**
> **Form 10-K for Fiscal Year End July 3, 2010**
> **Filed September 9, 2010**
> **File No. 001-08769**

Dear Mr. Ibarra:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed September 9, 2010

1.   We note that exhibit 10.54 is missing schedules, exhibits or attachments. Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director